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                               January 29, 2021

       Jay Stasz
       Chief Financial Officer
       Ollie's Bargain Outlet Holdings, Inc.
       6295 Allentown Boulevard
       Suite 1
       Harrisburg, PA 17112

                                                        Re: Ollie's Bargain
Outlet Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended February 1, 2020
                                                            Filed March 25,
2020
                                                            File No. 001-37501

       Dear Mr. Stasz:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended February 1, 2020

       Exhibits

   1. We note that Article XI, Section 11.1 of your Third Amended and Restated Certificate of
                                                        Incorporation provides
that the Court of Chancery of the State of Delaware is the sole and exclusive forum for
any derivative action or proceeding brought on behalf of the
                                                        Corporation.    Please
tell us whether this provision applies to actions arising under the
                                                        Exchange Act and/or the
Securities Act, and disclose the same in future filings. In this regard, we note that
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought
to enforce any duty or liability created by the Exchange Act or the rules and regulations
thereunder, and that Section 22 of the Securities Act creates concurrent jurisdiction
for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations
                                                        thereunder. Please also
disclose in future filings any risks or other impacts on investors related to the
provision, including, but not limited to, increased costs to bring a claim, and
 Jay Stasz
Ollie's Bargain Outlet Holdings, Inc.
January 29, 2021
Page 2
       that these provisions may discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. If the provision applies to Securities Act claims, please disclose in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Nicholas Lamparski at (202) 551-4695 or Katherine Bagley at (202) 551-
2545 with any questions.



                                                              Sincerely,
FirstName LastNameJay Stasz
                                                              Division of
Corporation Finance
Comapany NameOllie's Bargain Outlet Holdings, Inc.
                                                              Office of Trade &
Services
January 29, 2021 Page 2
cc:       Faiza N. Rahman, Esq.
FirstName LastName